SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 34-94651

April 8, 2022

ORDER CANCELLING REGISTRATION OF MUNICIPAL ADVISOR PURSUANT TO
SECTION 15B(c)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

Meno Accounting & Financial Services (CIK 0001622155, File No. 867-01015), hereinafter referred to as the "registrant," is registered as a municipal advisor pursuant to Sections 15B(a)(1)(B) and 15B(a)(2) of the Securities Exchange Act of 1934 (the "Act").

On March 2, 2022, a notice of intention to cancel registration of certain municipal advisors, including the registrant, was published in the Federal Register (Securities Exchange Act Release No. 34-94305). The notice gave interested persons an opportunity to request a hearing and stated that an order or orders cancelling the registration would be issued unless a hearing was ordered. No request for a hearing has been filed by the registrant, and the Securities and Exchange Commission (the "Commission") has not ordered a hearing.

Pursuant to Section 15B(c)(3) of the Act, the Commission has found that the registrant is no longer in existence or has ceased to do business as a municipal advisor.

Accordingly,

IT IS ORDERED, pursuant to Section 15B(c)(3) of the Act, that the registration of the registrant be, and hereby is, cancelled.

For the Commission, by the Office of Municipal Securities, pursuant to delegated authority.[1]

Jill M. Peterson
Assistant Secretary

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[1] 17 CFR 200.30-3a(a)(1)(ii).